

TSX, NYSE-MKT
Symbol: TMQ

News Release

Permitting Advances on Ambler Access Road

March 6, 2017 - Vancouver, British Columbia – Trilogy Metals Inc. (TSX, NYSE-MKT: TMQ) ("Trilogy Metals" or "the Company") is pleased to announce that the permitting process is advancing on the Ambler Mining District Industrial Access Project ("AMDIAP"). The Notice of Intent ("NOI") initiating the permitting process under the National Environmental Policy Act ("NEPA") for the preparation of an Environmental Impact Statement ("EIS") on the AMDIAP was published on February 28, 2017 by the Bureau of Land Management ("BLM") in the U.S. Federal Register. The BLM is the lead Federal agency for the EIS. This notice initiates the public scoping process for the EIS with comments due by May 30, 2017.

The Notice of Intent states that the various federal and state agencies intend to prepare an EIS for Federal authorization to construct and operate an approximately 211-mile long industrial access road in the southern Brooks Range foothills of Alaska, originating at the Dalton Highway and ending at the Ambler River and providing access to the Ambler Mining District. The BLM has announced the beginning of the EIS scoping process to solicit public comments and identify issues. The BLM intends to coordinate the development of the EIS with the National Park Service ("NPS"), which is in accordance with the Alaska National Interest Lands Conservation Act ("ANILCA"). The NPS is developing a separate environmental and economic analysis ("EEA") solely for the purpose of determining the most desirable route for that portion of the proposed road right-of-way that would cross the Gates of the Arctic National Preserve.

The AMDIAP is anticipated to provide surface access to the Ambler Mining District, long known to contain significant deposits of copper, lead, zinc, gold and silver and specifically including the Company's Upper Kobuk Mineral Projects – Arctic and Bornite. Through an Exploration and Option to Lease Agreement with NANA Regional Corporation, Inc. ("NANA"), Trilogy has the exclusive rights to enter and explore their Bornite Lands and ANSCA Lands. Further NANA and Trilogy have agreed to certain matters relating to the exploration and possible development, construction and operation of a mine on the Bornite Lands, the ANCSA Lands and the Ambler Lands contributed by the Company. In exchange for these rights, NANA receives a net smelter royalty, a net profits share, and the option to participate as an equity owner in a mining operation. This partnership also provides, among other things, scholarship funding, contracting preferences for NANA companies and a focus on local workforce development.

Through a Memorandum of Understanding ("MOU") the Company has been working with the Alaska Industrial Development Export Authority ("AIDEA") over the past several years to identify and select a preferred access route into the Ambler Mining District and support engineering and environmental studies as well as community outreach for the AMDIAP. Now that AMDIAP is in the permitting phase, the Company intends to sign a new MOU with AIDEA that sets the foundation to work together during this next permitting phase.

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The AMDIAP is modeled on AIDEA's successful DeLong Mountain Transportation System ("DMTS"), which includes an industrial access road from the Red Dog Mine to the DMTS port. AIDEA worked with private investors to finance construction of the DMTS industrial access road, and the costs of road construction were paid back through tolls paid by the mine for use of the road. No State of Alaska general funds were used to construct the DMTS and that is exactly what is anticipated for the AMDIAP.

Rick Van Nieuwenhuyse, President and CEO of Trilogy Metals commented, "Having the BLM initiate the permitting process is a major accomplishment and milestone for developing the Ambler Mining District. Permitting in the United States under NEPA is a prescribed process involving five recognized stages: Public Scoping to identify concerns; Preliminary Draft EIS (draft permitting document); Draft EIS and Public Comment; Final EIS and Public Notice; and finally a Record of Decision ("ROD"). This process has typically taken two to three years to complete. However, with the issuance of Executive Order # 13766 (entitled: "Expediting Environmental Reviews and Approvals for High Priority Infrastructure Projects") under the new Trump Administration which directs the federal agencies to coordinate an effort to streamline the permitting process, particularly with respect to important infrastructure projects, we are hopeful that the permitting timeline could be shortened. The Company plans to work closely with AIDEA to accomplish this important objective."

About Trilogy Metals

Trilogy Metals Inc., formerly NovaCopper Inc., is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Rick Van Nieuwenhuyse
President & Chief Executive Officer
rickvann@trilogymetals.com

Elaine Sanders
Vice President & Chief Financial Officer
elaine.sanders@trilogymetals.com

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements relating to the future operating or financial performance of the Company, planned expenditures and the anticipated activity at the UKMP Projects, the potential timing and preparation of a PFS on the Arctic deposit, and anticipated activity with respect to the AMDIAP, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as

"expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration plans and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties as well as the construction of the access road; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2016 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

The Arctic Preliminary Economic Assessment and the Bornite Technical Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained therein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this press release or the Bornite Technical Report may not be comparable with information made public by companies that report in accordance with U.S. standards.

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